May 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention: Timothy Collins

Re:Rare Element Resources Ltd.

Registration Statement on Form S-3

Filed May 7, 2021

File No. 333-255920

Dear Mr. Collins:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rare Element Resources Ltd. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Time on Wednesday, May 19, 2021, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Randall J. Scott

Randall J. Scott

Chief Executive Officer

cc:Brian Boonstra, Esq., Davis Graham & Stubbs LLP